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November 21, 2005	www.cooley.com	Washington, DC 202 842-7800
VIRGINIA C. EDWARDS
Via EDGAR and Federal Express	(415) 693-2129
gedwards@cooley.com

Pamela A. Long
Assistant Director
Andrew P. Schoeffler
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington, DC 20549-7010

Re:	URS Corporation Response to Comment Letter, dated November 15, 2005, regarding:

Registration Statement on Form S-3 Filed October 27, 2005 File No. 333-129266

Form 10-Q for the quarter ended April 1, 2005 Filed May 10, 2005 File No. 001-07567

Form 10-Q for the quarter ended July 1, 2005 Filed August 10, 2005 File No. 001-07567

Form 10-Q for the quarter ended September 30, 2005 Filed November 8, 2005 File No. 001-07567
Dear Ms. Long and Mr. Schoeffler:
On behalf of our client URS Corporation (“URS”), this letter is being filed in response to the above referenced comment letter. Concurrent with the filing of this letter, URS is filing Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-129266) (the “Amended Registration Statement”). The numbering of the paragraphs below corresponds to the numbering of the comment letter, which for your convenience we have incorporated into this response letter in italics. In addition, via overnight mail we are providing you with a printed copy of the Amended Registration Statement, clean and marked to show changes.

Pamela A. Long
Andrew P. Schoeffler
November 21, 2005
Page Two
Registration Statement on Form S-3
Risk Factors, page 1
1.     We note the disclosure in the third sentence of the first paragraph of this section indicating that there may be additional risk factors. You must disclose all of the risks you believe are material at this time and may not qualify this disclosure by referring to unknown risks. Please revise accordingly. Please also comply with this comment in the third sentence of the paragraph located just below the bullet points on page 2.
Response to comment 1:
As requested, URS has deleted the references to unknown risks. Reference is made to pages 2 and 11 of the Amended Registration Statement for the full text of the revised disclosure.
Selling Stockholders, page 3
2.     If a selling stockholder is not a natural person, please disclose the natural person or persons with dispositive voting or investment control. Please refer to Item 4S of the Regulation S-K section of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.
Response to comment 2:
As requested, URS has revised the disclosure to identify the natural person or persons with dispositive voting or investment control over the shares of URS common stock held by each selling stockholder. Reference is made to the footnotes on page 12 of the Amended Registration Statement for the full text of the revised disclosure.
3.     If a selling stockholder is not a natural person, please advise us as to whether it is a broker-dealer or an affiliate of a broker-dealer. In addition:
•	if a selling stockholder is a broker-dealer, please disclose that it is an underwriter; or

•	if a selling stockholder is an affiliate of a broker-dealer, please disclose that it purchased the registered shares in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the shares at the time of the purchase. If you cannot make these disclosures, please disclose that the selling stockholder is an underwriter.

Pamela A. Long
Andrew P. Schoeffler
November 21, 2005
Page Three
Response to comment 3:
We respectfully advise the Staff on behalf of the selling stockholders that none of them are either broker-dealers or affiliates of a broker-dealer.
4.     Please disclose any position, office or other material relationship that the selling stockholders have had with your company within the past three years. See Item 507 of Regulation S-K.
Response to comment 4:
We respectfully advise the Staff that none of the selling stockholders has had any position, office or material relationship with the Company within the past three years. Richard C. Blum (a managing member of the general partner of Blum Strategic Partners, L.P.), the chairman of Richard C. Blum and Associates, Inc. (the general partner of Blum Capital Partners, L.P., a selling stockholder, the general partner of BK Capital Partners IV, L.P., Stinson Capital Partners, L.P., Stinson Capital Partners (QP), L.P., Stinson Capital Partners II, L.P. and Stinson Capital Partners S, L.P., and the investment manager of Stinson Capital Fund (Cayman), Ltd.), served on the Board of Directors of URS from 1975 until November 4, 2005. URS has revised the disclosure to identify Mr. Blum’s service on the Board of Directors. Reference is made to the footnotes on page 12 of the Amended Registration Statement for the full text of the revised disclosure.
5.     Please disclose how each selling stockholder received the shares it is offering in the registration statement.
Response to comment 5:
As requested, URS has revised the disclosure to describe how each selling stockholder received the shares it is offering in the registration statement. Reference is made to the footnotes on page 12 of the Amended Registration Statement for the full text of the revised disclosure.
Plan of Distribution, page 4
6.     Please disclose whether your company or any selling stockholder intends to use any means of distributing or delivering the prospectus other than by hand or the mails, such as electronic delivery. Please also disclose whether your company or any selling stockholder intends to use any forms of prospectus other than the printed prospectuses, such as CD-ROMs, videos, etc. and provide us copies of all such prospectuses. See SEC Releases No. 33-7233 and No. 33-7289.

Pamela A. Long
Andrew P. Schoeffler
November 21, 2005
Page Four
Response to comment 6:
We respectfully advise the Staff that URS is not offering any securities pursuant to the registration statement and will not be distributing, delivering or otherwise using any prospectuses in connection with any offering of securities by the selling stockholders. However, as requested, URS has revised the disclosure to indicate that the selling stockholders may elect to distribute or deliver the prospectus electronically, in addition to by hand or via the mails. In addition, URS has revised the disclosure to indicate that the selling stockholders do not presently intend to use any forms of prospectus other than printed. Reference is made to page 14 of the Amended Registration Statement for the full text of the revised disclosure.
7.     Please advise us as whether your company or any selling stockholder has any arrangements with a third party to host or access the preliminary prospectus on the Internet. If so, please tell us who the party is and the address of the website. In addition, please describe the material terms of the agreement and provide us with a copy of any written agreement. Finally, please provide us with copies of all information concerning your company or this offering that appears on the third-party website.
Response to comment 7:
We respectfully advise the Staff on behalf of the selling stockholders that they do not have any arrangements with a third party to host or access the preliminary prospectus on the Internet, and that URS does not itself have any such arrangements.
8.     We note the disclosure in the first sentence of the second paragraph and in the fourth paragraph. Assuming your registration statement goes effective before December 1, 2005, if a selling stockholder enters into an agreement, after the effectiveness of the registration statement, but prior to December 1, 2005, to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, then you need to file a post-effective amendment to the registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in the registration statement, and filing the agreement as an exhibit to the registration statement. Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information.
     On and after December 1, 2005, you may address the above information as currently disclosed in your registration statement, as the Securities Offering Reform proposal becomes effective on December 1, 2005. See SEC Release No. 33-8591.
     Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD Corporate Finance Department.

Pamela A. Long
Andrew P. Schoeffler
November 21, 2005
Page Five
Response to comment 8:
As requested, URS has revised the disclosure in the plan of distribution section to indicate that it will file a post-effective amendment, if required, to address the information described in the first paragraph of comment number 8 above. Reference is made to pages 13 and 14 of the Amended Registration Statement for the full text of the revised disclosure. Further, URS acknowledges the Staff’s comment regarding clearance from the NASD Corporate Finance Department.
9.     We note the disclosure in the second paragraph regarding short sales. Please advise us as to whether any selling stockholder has taken or plans to take any short position prior to the effectiveness of the registration statement. Refer to interpretation A.65 of the July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.
Response to comment 9:
We respectfully advise the Staff on behalf the selling stockholders that none has taken or plans to take any short position prior to the effectiveness of the registration statement.
10.     We note the disclosure in the third and fourth paragraphs. Prior to December 1, 2005, at which time the Securities Offering Reform proposal becomes effective, pursuant to Item 512 of Regulation S-K and as stated in Part II of the registration statement, you must file a post-effective amendment to the registration statement once informed of a material change from the information set forth with respect to the plan of distribution. Please revise accordingly.
Response to comment 10:
As requested, URS has revised the disclosure in the plan of distribution section to indicate that prior to December 1, 2005, URS will file a post-effective amendment to the registration statement once informed of a material change from the information set forth with respect to the plan of distribution. Reference is made to pages 13 and 14 of the Amended Registration Statement for the full text of the revised disclosure.
Incorporation of Certain Documents by Reference, page 6
11.     We note the documents referred to in the first bullet point. It appears that your Form 10-K was filed on January 13, 2005 and that your Form 10-K/A was filed on February 10, 2005. Please revise accordingly.

Pamela A. Long
Andrew P. Schoeffler
November 21, 2005
Page Six
Response to comment 11:
As requested, URS has revised the disclosure contained in the bullet point to clarify that its Form 10-K was filed on January 13, 2005 and its Form 10-K/A was filed on February 10, 2005. Reference is made to page 16 of the Amended Registration Statement for the full text of the revised disclosure.
Part II — Information Not Required in Prospectus, page II-1
Item 17. Undertakings
12.     If you file a pre-effective amendment to your registration statement after December 1, 2005, please ensure that you include the new form of undertaking required by Item 512(a) of Regulation S-K.
Response to comment 12:
We respectfully advise the Staff that in the event URS files a pre-effective amendment to the Amended Registration Statement after December 1, 2005, the pre-effective amendment will include the new form of undertaking required by Item 512(a) of Regulation S-K.
Exhibit 5.1
13.     We note the disclaimer set forth in the third sentence of the fifth paragraph of the opinion. Counsel may not limit the opinion in this manner with respect to Delaware law. Please have counsel revise the opinion accordingly.
Response to comment 13:
As requested, Cooley Godward llp (“Cooley”), counsel to URS, has revised its opinion accordingly.
14.     Please have counsel confirm to us that it concurs with our understanding that its reference to the “Delaware General Corporation Law” includes the statutory provisions and all applicable provisions of the Delaware Constitution and any reported judicial decisions interpreting these laws. Please have counsel file this confirmation as correspondence on EDGAR.
Response to comment 14:
As requested, Cooley is filing its confirmation of the Staff’s understanding as correspondence on EDGAR concurrently with the filing of this response letter.

Pamela A. Long
Andrew P. Schoeffler
November 21, 2005
Page Seven
15.     We note the disclaimer set forth in the first sentence of the last paragraph of the opinion. We also note that the opinion is dated October 27, 2005. The opinion must speak through the effective date of the registration statement. Please have counsel revise the opinion accordingly.
Response to comment 15:
As requested, Cooley has revised its opinion accordingly.
Form 10-Q for the quarter ended September 30, 2005
Risk Factors That Could Affect Our Financial Condition... page 48
Response to comments 16 through 20:
With respect to comments 16 through 20 regarding the risk factors, with the Staff’s permission URS has included the full set of its risk factors in the Amended Registration Statement, revised in response to the Staff’s comments. In order to facilitate the Staff’s review of the revisions made to the risk factors, via overnight mail we are sending a copy of Exhibit A referenced below which provides the text of the risk factors commented upon by the Staff, marked to show changes.
Demand for our services is cyclical and vulnerable to economic downturns... page 48
16.     Please provide specific examples of how the risks have affected your company, so that it does not state a generic risk. Please also comply with this comment in risk factor 19 on page 54 and risk factor 25 on page 55.
Response to comment 16:
As requested, URS has revised the disclosure to identify specific examples of how the indicated risks have affected the company. Reference is made to pages 2, 7 and 9 of the Amended Registration Statement and Exhibit A for the full text of the revised disclosure.
Because we are a holding company, we may not be able to service our debt... page 52
17.     Please disclose your debt service obligations and the impact of an increase in interest rates of 1%.
Response to comment 17:
As requested, URS has revised the disclosure regarding debt service obligations and the impact of an increase in interest rates of 1%. Reference is made to page 5 of the Amended Registration Statement and Exhibit A for the full text of the revised disclosure.

Pamela A. Long
Andrew P. Schoeffler
November 21, 2005
Page Eight
Restrictive covenants in our New Credit Facility... page 52
18.     We note the disclosure in the last sentence of this risk factor. Please disclose whether or not you are in compliance with these financial covenants.
Response to comment 18:
As requested, URS has revised the disclosure to confirm its compliance with financial covenants. Reference is made to page 6 of the Amended Registration Statement and Exhibit A for the full text of the revised disclosure.
We may incur substantial costs of compliance with, or liabilities under... page 53
19.     Please quantify the risks described in this risk factor. Please also comply with this comment in risk factor 17 on page 53 and risk factor 21 on page 54.
Response to comment 19:
As requested, URS has quantified to the extent reasonably possible the risks described in the first two risk factors identified above. With respect to the risk factor on page 54, “Recent changes in accounting for equity-related compensation could impact our financial statements and our ability to attract and retain key employees,” we respectfully advise the Staff that URS has not yet quantified the potential impact on its financial statements of the adoption of SFAS 123(R), and intends to provide that information in its next periodic report to be filed pursuant to the Exchange Act. Reference is made to pages 6 and 7 of the Amended Registration Statement and Exhibit A for the full text of the revised disclosure.
Delaware law and our charter documents may impede... page 56
20.     Please revise this risk factor to disclose the actual risk to an investor, namely the risk that the anti-takeover provisions could prevent or frustrate attempts to effect a transaction that is in the best interests of your stockholders.
Response to comment 20:
As requested, URS has revised the disclosure regarding the actual risk to an investor with respect to the anti-takeover provisions. Reference is made to page 10 of the Amended Registration Statement and Exhibit A for the full text of the revised disclosure.
Item 4. Controls and Procedures, page 56
21.      We note that your CEO and CFO concluded that your disclosure controls and procedures were “sufficiently effective to ensure that information required to be disclosed by us

Pamela A. Long
Andrew P. Schoeffler
November 21, 2005
Page Nine
in this Quarterly Report on Form 10-Q was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules.” We have the following comments:
•	Please delete the reference to “sufficiently” as your certifying officers must reach a conclusion as to whether or not your disclosures and procedures are effective.

•	The description appears to be based on the definition of disclosure controls and procedures as set forth in Rule 13a-15(e) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in the rule because it does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosures. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable date that your disclosure controls and procedures were effective.
     Please also provide us with representations regarding these comments with respect to your Forms 10-Q for the quarters ended July 1, 2005 and April 1, 2005. Finally, please confirm that you will comply with the comments in your future Exchange Act reports.
Response to comment 21:
With the permission of the Staff, the requested representations are being made with respect to the URS Form 10-Q for the quarter ended September 30, 2005, in addition to the Forms 10-Q for the quarters ended July 1, 2005 and April 1, 2005 (collectively, the “2005 Forms 10-Q”). As requested, the CEO and CFO of URS represent to the Staff that, with respect to the 2005 Forms 10-Q, the reference to “sufficiently” in Item 4. Controls and Procedures may be deemed to have been deleted, and the conclusion regarding the effectiveness of disclosure controls and procedures may be deemed to have read as follows: “Based on their evaluation as of the end of the period covered by this report, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in this Quarterly Report on Form 10-Q was (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosures.” Further, URS confirms that it will comply with these comments in its future Exchange Act reports.

Pamela A. Long
Andrew P. Schoeffler
November 21, 2005
Page Ten
If you have any further questions, please feel free to contact me at the above number.
Sincerely,
/s/ Virginia C. Edwards
Virginia C. Edwards

cc:	Kent P. Ainsworth, Executive Vice President and Chief Financial Officer Corporation,
               URS Corporation
Joseph Masters, Vice President and General Counsel
Charles Szurgot, Securities and Corporate Counsel, URS Corporation
Samuel M. Livermore, Esq., Cooley Godward llp
Todd A. Hamblet, Esq., Cooley Godward llp